U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING     SEC FILE NO.: 0-27683
                                                           CUSIP NUMBER: _______

(Check One):[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
            [ ] Form N-SAR

         For Period Ended: March 31, 2003
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR
         For the Transition Period Ended:  ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:     AmeriVision Communications, Inc.

Former Name if Applicable:      N/A

Address of Principal Executive Office (Street and Number):
5900 Mosteller Drive, Suite 1600

City, State and Zip Code:    Oklahoma City, Oklahoma 73112

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[ ] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant has not been able to file its Quarterly Report on Form 10-Q in a timely manner because its Chief Financial Officer resigned effective May 14, 2003. The Registrant has no principal accounting officer to execute the 10-Q and no Chief Financial Officer to execute the certifications required by Section 13a-14 of the Securities Exchange Act of 1934, as amended, or by 18 U.S.C. Sec. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "Certifications"). The Registrant is in the process of hiring a new chief financial officer. The Registrant will file its 10-Q for the first quarter of 2003 when the new chief financial officer is ready to execute the Certifications.

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PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

                  Robert Cook                    (405) 600-3500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s): [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Registrant is unable to give a reasonable estimate of anticipated changes in results of operations for the first quarter of 2003 verses the first quarter of 2002 because its Chief Financial Officer resigned prior to finalizing the first quarter 2003 financial information.


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                        AMERIVISION COMMUNICATIONS, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2003        By:   ROBERT COOK
                                Robert Cook, President and Chief Executive
                                Officer